Schedule 13 G	PAGE 1 of 10

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.     )*

NXP Semiconductors N.V.

(Name of Issuer)

Common Stock, nominal value €0.20 per share

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13 G	PAGE 2 of 10

CUSIP No. N6596X109
(1)	NAME OF REPORTING PERSON OZ Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 7,593,873
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 7,593,873
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,593,873
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.03%
(12)	TYPE OF REPORTING PERSON IA

Schedule 13 G	PAGE 3 of 10

CUSIP No. N6596X109
(1)	NAME OF REPORTING PERSON Och-Ziff Holding Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 7,593,873
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 7,593,873
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,593,873
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.03%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 4 of 10

CUSIP No. N6596X109
(1)	NAME OF REPORTING PERSON Och-Ziff Capital Management Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 7,650,873
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 7,650,873
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,650,873
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.05%
(12)	TYPE OF REPORTING PERSON HC

Schedule 13 G	PAGE 5 of 10

CUSIP No. N6596X109
(1)	NAME OF REPORTING PERSON Daniel S. Och
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 7,650,873
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 7,650,873
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,650,873
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.05%
(12)	TYPE OF REPORTING PERSON IN

	Schedule 13 G	PAGE 6 of 10
CUSIP No. N6596X109

ITEM 1	(a).	NAME OF ISSUER:

NXP Semiconductors N.V.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

High Tech Campus 60 5656 Eindhoven, Netherlands

ITEMS 2	(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

		(i)	OZ Management LP (“OZ”) and OZ Management II (“OZII”), Delaware limited partnerships, are the principal investment managers to a number of investment funds and discretionary accounts managed by OZ and OZII (the “Accounts”). Of these Accounts, OZ is the principal investment manager to OZ Master Fund, Ltd., OZ Europe Master Fund, Ltd., and OZ Global Special Investments Master Fund, LP (“the OZ Funds”), which are the sole shareholders of OZ NXP Investments, Ltd., and of OZ NXP LP, Ltd, which serves as the limited partner to NXP Co-Investment Partners IV, LP. OZ NXP Investments, Ltd, and NXP Co-Investment Partners IV, LP are the direct shareholders of Issuer’s Common Stock.

		(ii)	Och-Ziff Holding Corporation (“OZHC”) is a Delaware corporation, which serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13G managed by OZ and OZII, and held by the Accounts.

		(iii)	Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company, which is the sole shareholder of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund with respect to the Shares reported in this Schedule 13G managed by OZ and OZII, and held by the Accounts.

		(iv)	Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer and Executive Managing Director of Och-Ziff Capital Management Group LLC, with respect to the Shares reported in this Schedule 13G managed by OZ and OZII, and held by the Accounts.

The citizenship of OZ, OZHC, and OZM is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, nominal value €0.20 per share

ITEM 2	(e).	CUSIP NUMBER:

N6596X109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☐

	Schedule 13 G	PAGE 7 of 10
CUSIP No. N6596X109

ITEM 4.	OWNERSHIP.

OZ serves as principal investment manager to a number of investment funds and discretionary accounts and is the sole member of Och-Ziff Holding II, LLC, the general partner of OZII, with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the general partner of OZ. As such, it may be deemed to control OZ and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and Och-Ziff Holding LLC, as such it may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM. As such, he may be deemed to control such entity and therefore be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

	A.	OZ

	(a)	Amount beneficially owned:

7,593,873

	(b)	Percent of class:

3.03%

(All percentages herein are based on 249,251,500 shares of Common Stock outstanding as of August 5, 2010 as reflected in the Prospectus filed by the Company on August 6, 2010 plus an additional 1,500,000 shares believed to be issued by the Company in November 2010, totaling 250,751,500 shares outstanding as of December 31, 2010.)

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

7,593,873

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

7,593,873

(iv) shared power to dispose or to direct the disposition of

0

	B.	OZHC

	(a)	Amount beneficially owned:

7,593,873

	(b)	Percent of class:

3.03%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

7,593,873

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

7,593,873

(iv) shared power to dispose or to direct the disposition of

0

	C.	OZM

	(a)	Amount beneficially owned:

7,650,873

	(b)	Percent of class:

3.05%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

7,650,873

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

7,650,873

(iv) shared power to dispose or to direct the disposition of

0

	D.	Daniel S. Och

	(a)	Amount beneficially owned:

7,650,873

	(b)	Percent of class:

3.05%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

7,650,873

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

7,650,873

(iv) shared power to dispose or to direct the disposition of

0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NXP Co-Investment Partners IV, LP and OZ NXP Investment, Ltd. (collectively, the “OZ Funds”), the direct holders of the shares being reported on this Schedule 13G, entered into an agreement (the “Co-Investment Agreement”) with the other Co-Investment Parties listed on Exhibit II (together with the OZ Funds, the “Co-Investment Parties”) and the Private Equity Consortium Parties listed on Exhibit I with respect to shares of Common Stock of the Issuer.

Pursuant to the Co-Investment Agreement, without the approval of an investors committee consisting of representatives of the Private Equity Consortium Parties, the Co-Investment Parties are generally prohibited from selling for six months after the initial public offering of the Issuer the shares of the Issuer’s common stock held by them as of the date of the initial public offering of the Issuer and, thereafter, may only sell those shares in accordance with certain volume and other limitations set out in the Co-Investment Agreement. The volume and other limitations terminate 15 months after completion of the initial public offering of the Issuer, after which time the Co-Investment Parties may freely sell their shares without restriction under the Co-Investment Agreement. The aggregate number of shares of the Issuer’s Common Stock beneficially owned collectively by the Co-Investment Parties as of December 31, 2010, based on available information, is approximately 12,337,577, which represents approximately 4.92% of the outstanding shares of Common Stock of the Issuer, and the aggregate number of shares of the Issuer’s Common Stock beneficially owned collectively by the Private Equity Consortium Parties as of December 31, 2010, based on available information, is approximately 137,136,673, which represents approximately 54.69% of the outstanding shares of Common Stock of the Issuer. The share ownership reported for the filing persons reporting on this Schedule 13G does not include any shares owned by any Private Equity Consortium Party or by any Co-Investment Party other than the OZ Funds, and each of the filing persons reporting on this Schedule 13G disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned by any Private Equity Consortium Parties or by any Co-Investment Parties other than the OZ Funds.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Not applicable.

	Schedule 13 G	PAGE 8 of 10
CUSIP No. N6596X109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2011

/s/ Daniel S. Och
OZ MANAGEMENT LP
By Och-Ziff Holding Corporation its general partner;
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and Executive Managing Director

/s/ Daniel S. Och
Daniel S. Och

Schedule 13 G	PAGE 9 of 10

Exhibit I

Private Equity Consortium Parties:

AlpInvest Partners CSI 2006 Lion C.V.

AlpInvest Partners Later Stage II-A Lion C.V.

Apax NXP VI 1 L.P.

Apax NXP VI A L.P.

Apax NXP V A L.P.

Apax NXP V B-2 L.P.

Apax NXP US VII L.P.

Meridian Holding S.a r.l.

Bain Capital Lion Holdings L.P.

Bain Capital Fund IX L.P.

Bain Pumbaa LuxCo S.a r.l.

KKR NXP (Millennium) Limited

KKR NXP (2006) Limited

KKR NXP (European II) Limited

KKR Associates Europe II Limited Partnership

KKR NXP Investor S.a r.l.

SLTI II Cayman NXP, L.P.

SLP II Cayman NXP, Ltd.

SL II NXP S.a r.l.

Schedule 13 G	PAGE 10 of 10

Exhibit II

Co-Investor Parties:

Kings Road Holdings IV, L.P.

NXP Co-Investment Partners II, L.P.

NXP Co-Investment Partners III, L.P.

NXP Co-Investment Partners IV, L.P.

TCW/NXP Co-Investment Partners IV, L.P.

TCW/NXP Co-Investment Partners IVB, L.P.

NXP Co-Investment Partners VII, L.P.

NXP Co-Investment Partners VIII, L.P.

OZ NXP Investment, Ltd